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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )   *

Electronic Data Systems Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
285661104
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
August 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 50 Pages

Exhibit Index Found on Page 48

Page 1 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Noonday Asset Management, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

Page 2 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Noonday G.P. (U.S.), L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Noonday Capital, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS David I. Cohen
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Saurabh K. Mittal
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Noonday Capital Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 11 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 12 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 13 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 14 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 50 Pages

13D

CUSIP No. 285661104

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 50 Pages

                   Preliminary Note: On August 21, 2008, the Reporting Persons (as defined below) became the beneficial owners of more than 5% of the Common Stock, par value $0.01 per share (the “Shares”) of Electronic Data Systems Corporation (the “Company”). Prior to completion of the Merger (as defined below), the Reporting Persons beneficially owned an aggregate of 28,060,000 Shares, or 5.6% of the Company's 505,253,855 Shares outstanding as of July 28, 2008, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the Securities and Exchange Commission on August 1, 2008. On August 26, 2008, Hewlett-Packard Company (“HP”) announced that it had completed the acquisition of the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of May 13, 2008, among the Company, HP and Hawk Merger Corporation (“Merger Sub”), as amended by Amendment No. 1 thereto, dated as of July 25, 2008 (as so amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of HP. As of August 26, 2008, the Reporting Persons are beneficial owners of 0% of the Company’s Shares.

Item 1. Security And Issuer

This statement relates to the Shares of the Company. The Company’s principal offices are located at 5400 Legacy Drive, Plano, Texas 75024-3199.

Item 2. Identity And Background

(a)       This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Noonday Sub-adviser Entities

(i)

Noonday G.P. (U.S.), L.L.C., a Delaware limited liability company which is a sub-investment adviser1 to each of the Funds and the Managed Accounts (the “First Noonday Sub-adviser”), with respect to all of the Shares held by the Funds and the Managed Accounts;

(ii)

Noonday Asset Management, L.P., a Delaware limited partnership which is a sub-investment adviser[1] to each of the Funds and the Managed Accounts (the “Second Noonday Sub-adviser”), with respect to all of the Shares held by the Funds and the Managed Accounts; and

(iii)

Noonday Capital, L.L.C., a Delaware limited liability company which is the general partner of the Second Noonday Sub-adviser (the “Noonday General Partner”), with respect to all of the Shares held by the Funds and the Managed Accounts.

_________________________

1  The First Noonday Sub-adviser and the Second Noonday Sub-adviser entered into certain subadvisory arrangements with the Management Company and the Farallon General Partner effective as of January 1, 2005, pursuant to which the First Noonday Sub-adviser and the Second Noonday Sub-adviser were granted investment discretion over all of the assets of the Noonday Fund and certain of the assets of the Farallon Funds and the Managed Accounts.

Page 27 of 50 Pages

The First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Noonday General Partner are together referred to herein as the “Noonday Sub-adviser Entities.”

The Noonday Managing Members

(iv)

David I. Cohen (“Cohen”), Saurabh K. Mittal (“Mittal”) and Andrew J. M. Spokes (“Spokes”), the managing members of both the First Noonday Sub-adviser and the Noonday General Partner, with respect to all of the Shares held by the Funds and the Managed Accounts.

Cohen, Mittal and Spokes (in his capacity as managing member of both the First Noonday Sub-advisor and the Noonday General Partner) are referred to herein as the “Noonday Individual Reporting Persons.”

The Noonday Fund

(v)	Noonday Capital Partners, L.L.C., a Delaware limited liability company (the “Noonday Fund”), with respect to the Shares held by it.

The Farallon Funds

(vi)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(vii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(viii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(ix)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

(x)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.” The Noonday Fund and the Farallon Funds are together referred to herein as the “Funds.”

The Management Company

(xi)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Shares held by certain accounts managed by the Management Company (the “Managed Accounts”).

Page 28 of 50 Pages

The Farallon General Partner

(xii)

Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds and the managing member of the Noonday Fund (the “Farallon General Partner”), with respect to the Shares held by each of the Funds.

The Farallon Managing Members

(xiii)

The following persons who are managing members of both the Farallon General Partner and the Management Company, with respect to the Shares held by the Funds and the Managed Accounts: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”) and Mark C. Wehrly (“Wehrly”).

Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Patel, Pant, Spokes (in his capacity as managing member of the Farallon General Partner and the Management Company), Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.” The Noonday Individual Reporting Persons and the Farallon Individual Reporting Persons are together referred to herein as the “Individual Reporting Persons.”

(b)       The address of the principal business office of (i) the Funds, the Management Company and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111, (ii) the Noonday Sub-adviser Entities is 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202 and (iii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)       The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the First Noonday Sub-adviser and the Second Noonday Sub-adviser, a registered investment adviser, is to act as a sub-investment adviser to the Funds and the Managed Accounts. The principal business of the Noonday General Partner is to act as the general partner of the Second Noonday Sub-adviser. The principal business of the Management Company is that of a registered investment adviser. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds and the managing member of the Noonday Fund. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(d)       None of the Funds, the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner or the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Funds, the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner or the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

Page 29 of 50 Pages

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each of the Funds, the Noonday Sub-adviser Entities, the Management Company and the Farallon General Partner is set forth above. Each of the Individual Reporting Persons other than Mittal, Pant and Spokes is a citizen of the United States. Mittal and Pant are citizens of India. Spokes is a citizen of the United Kingdom. The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Funds and the Managed Accounts prior to the completion of the Merger is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
Noonday Fund	611,600	$15,017,403
FCP	6,022,700	$147,994,044
FCIP	6,403,600	$157,090,188
FCIP II	362,100	$8,892,899
FCIP III	405,800	$9,946,732
FCOI II	6,380,900	$156,648,085
Managed Accounts	7,873,300	$192,885,043

The consideration for such acquisitions was obtained as follows: (i) with respect to the Noonday Fund, FCP and FCOI II, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Noonday Fund, FCP and FCOI II at Goldman, Sachs & Co.; (ii) with respect to FCIP, FCIP II and FCIP III, from working capital; and (iii) with respect to the Managed Accounts, from the working capital of the Managed Accounts and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. The Noonday Fund, FCP, FCOI II and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose Of The Transaction

The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares by each of the Funds and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 30 of 50 Pages

Item 5. Interest In Securities Of The Issuer

(a)	The Noonday Sub-adviser Entities

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Sub-adviser Entity is incorporated herein by reference for each such Noonday Sub-adviser Entity.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser, and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	As of August 26, 2008, the Noonday Sub-advisor Entities may no longer be deemed the beneficial owners of any Shares.

(b)	The Noonday Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Individual Reporting Person is incorporated herein by reference for each such Noonday Individual Reporting Person.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons

Page 31 of 50 Pages

are managing members of both the Farallon General Partner and the Management Company.

(e)	As of August 26, 2008, the Noonday Individual Reporting Persons may no longer be deemed the beneficial owners of any Shares.

(c)	The Funds

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

(c)

The trade dates, number of Shares purchased, sold or disposed of and the price per Share (including commissions) for all purchases, sales and dispositions of the Shares by the Funds in the past 60 days are set forth on Schedules A-F hereto and are incorporated herein by reference. All of such transactions were either open-market transactions or dispositions pursuant to the Merger described in the Preliminary Note above.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of August 26, 2008, the Funds are no longer the beneficial owners of any Shares.

(d)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

The trade dates, number of Shares purchased, sold or disposed of and the price per Share (including commissions) for all purchases, sales and dispositions of the Shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule G hereto and are incorporated herein by reference. All of such transactions were either open-market transactions or dispositions pursuant to the Merger described in the Preliminary Note above.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. The

Page 32 of 50 Pages

Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	As of August 26, 2008, the Management Company may no longer be deemed the beneficial owner of any Shares.

(e)	The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of August 26, 2008, the Farallon General Partner may no longer be deemed the beneficial owner of any Shares.

(f)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein. Each of the First Noonday Sub-adviser, the Second Noonday Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Accounts as reported herein. The Noonday General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday General Partner.

Page 33 of 50 Pages

The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	As of August 26, 2008, the Farallon Individual Reporting Persons may no longer be deemed the beneficial owners of any Shares.

The Shares reported hereby for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The First Noonday Sub-adviser and the Second Noonday Sub-adviser, as sub-investment advisers to the Funds and the Managed Accounts, may be deemed to be the beneficial owners of all such Shares owned by the Funds and the Managed Accounts. The Noonday General Partner, as general partner to the Second Noonday Sub-adviser, may be deemed to be the beneficial owner of all such Shares owned by the Funds and the Managed Accounts. The Noonday Individual Reporting Persons, as managing members of both the First Noonday Sub-adviser and the Noonday General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Funds and the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. The Farallon General Partner, as general partner to the Farallon Funds and managing member of the Noonday Fund, may be deemed to be the beneficial owner of all such Shares owned by the Funds. The Farallon Individual Reporting Persons, as managing members of both the Management Company and the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Funds and the Managed Accounts. Each of the Noonday Sub-adviser Entities, the Management Company, the Farallon General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 34 of 50 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2008

/s/ Monica R. Landry

NOONDAY G.P. (U.S.), L.L.C.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY CAPITAL, L.L.C.,

On its own behalf

and as the General Partner of

NOONDAY ASSET MANAGEMENT, L.P.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as the Managing Member of

NOONDAY CAPITAL PARTNERS, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for each of

David I. Cohen, William F. Duhamel, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Saurubh K. Mittal, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

The Power of Attorney executed by each of Noonday G.P. (U.S.), L.L.C., Noonday Asset Management, L.P., Noonday Capital, L.L.C. and Cohen authorizing Landry to sign and file this Schedule 13D on its or his behalf, which was filed with Amendment No. 5 to the Schedule 13G filed with the Securities and Exchange Commission on January 10, 2005 by such Reporting Persons with respect to the Common Stock of Catalytica Energy Systems, Inc.,is hereby incorporated by reference. The Power of Attorney executed by Mittal authorizing Landry to sign

Page 35 of 50 Pages

and file this Schedule 13D on his behalf, which was filed with Amendment No. 6 to the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2005 by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.

Page 36 of 50 Pages

ANNEX 1

Set forth below with respect to the Noonday Sub-adviser Entities, the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The First Noonday Sub-adviser

(a)	Noonday G.P. (U.S.), L.L.C.
(b)	c/o Noonday Asset Management, L.P.
227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as sub-investment adviser to investment funds and managed accounts
(d)	Delaware limited liability company
(e)	Managing Members: David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes

2.	The Second Noonday Sub-adviser

(a)	Noonday Asset Management, L.P.
(b)	227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as sub-investment adviser to investment funds and managed accounts
(d)	Delaware limited partnership
(e)	David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes, the managing members of its general partner

3.	The Noonday General Partner

(a)	Noonday Capital, L.L.C.
(b)	c/o Noonday Asset Management, L.P.
227 West Trade Street, Suite 2140
Charlotte, North Carolina 28202
(c)	Serves as general partner of the Second Noonday Sub-adviser
(d)	Delaware limited liability company
(e)	Managing Members: David I. Cohen, Saurabh K. Mittal and Andrew J. M. Spokes

4.	The Noonday Individual Reporting Persons

Cohen is a citizen of the United States. Mittal is a citizen of India. Spokes is a citizen of the United Kingdom. The business address of each of the Noonday Individual Reporting Persons is c/o Noonday Asset Management, L.P., 227 West Trade Street, Suite 2140,

Page 37 of 50 Pages

Charlotte, North Carolina 28202. The principal occupation of each of the Noonday Individual Reporting Persons is serving as the managing member of both the First Noonday Sub-adviser and the Noonday General Partner. The Noonday Individual Reporting Persons do not have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

5.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

6.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

7.	Managing Members of the Management Company and the Farallon General Partner

Each of the managing members of the Management Company and the Farallon General Partner other than Gregory S. Swart, Ashish H. Pant and Andrew J. M. Spokes is a citizen of the United States. Gregory S. Swart is a citizen of New Zealand. Ashish H. Pant is a citizen of India. Andrew J. M. Spokes is a citizen of the United Kingdom. The business address of each of the managing members of the Management Company and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing

Page 38 of 50 Pages

member of both the Management Company and the Farallon General Partner. None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that s not already disclosed in the Schedule 13D.

Page 39 of 50 Pages

SCHEDULE A

NOONDAY CAPITAL PARTNERS, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE
7/16/2008	6,300 (P)	$24.66
7/16/2008	12,500 (P)	$24.66
7/16/2008	9,900 (P)	$24.66
7/16/2008	5,800 (P)	$24.66
7/17/2008	2,800 (P)	$24.66
7/17/2008	5,500 (P)	$24.66
7/17/2008	27,500 (P)	$24.64
7/18/2008	2,700 (P)	$24.66
7/21/2008	16,100 (P)	$24.71
7/21/2008	8,300 (P)	$24.69
7/21/2008	6,900 (P)	$24.69
7/22/2008	3,600 (P)	$24.69
7/24/2008	22,000 (P)	$24.70
7/24/2008	31,600 (P)	$24.70
7/28/2008	1,700 (P)	$24.80
7/28/2008	6,100 (P)	$24.80
7/29/2008	5,800 (P)	$24.82
7/29/2008	5,700 (P)	$24.81
7/29/2008	5,000 (P)	$24.79
7/30/2008	2,500 (P)	$24.81
7/30/2008	1,100 (P)	$24.80
7/31/2008	200 (P)	$24.81
8/1/2008	3,300 (P)	$24.83
8/1/2008	700 (P)	$24.81
8/11/2008	3,100 (P)	$24.85
8/11/2008	3,300 (P)	$24.80
8/12/2008	1,200 (P)	$24.79
8/20/2008	2,700 (P)	$24.92
8/21/2008	11,300 (P)	$24.92
8/22/2008	29,300 (P)	$24.92
8/22/2008	11,300 (P)	$24.94
8/25/2008	11,400 (P)	$24.94
8/26/2008	611,600 (D)	$25.00(2)

Page 40 of 50 Pages

SCHEDULE B

FARALLON CAPITAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE
7/16/2008	61,900 (P)	$24.66
7/16/2008	123,800 (P)	$24.66
7/16/2008	97,700 (P)	$24.66
7/16/2008	56,900 (P)	$24.66
7/17/2008	24,000 (P)	$24.66
7/17/2008	48,000 (P)	$24.66
7/17/2008	240,000 (P)	$24.64
7/18/2008	24,200 (P)	$24.66
7/21/2008	141,800 (P)	$24.71
7/21/2008	72,700 (P)	$24.69
7/21/2008	60,600 (P)	$24.69
7/22/2008	36,200 (P)	$24.69
7/24/2008	198,000 (P)	$24.70
7/24/2008	284,700 (P)	$24.70
7/28/2008	17,700 (P)	$24.80
7/28/2008	64,900 (P)	$24.80
7/29/2008	57,400 (P)	$24.82
7/29/2008	56,200 (P)	$24.81
7/29/2008	49,500 (P)	$24.79
7/30/2008	28,100 (P)	$24.81
7/30/2008	13,000 (P)	$24.80
7/31/2008	1,973 (P)	$24.81
8/1/2008	36,627 (P)	$24.83
8/1/2008	7,100 (P)	$24.81
8/11/2008	44,100 (P)	$24.85
8/11/2008	47,900 (P)	$24.80
8/12/2008	14,400 (P)	$24.79
8/20/2008	36,300 (P)	$24.92
8/21/2008	149,800 (P)	$24.92
8/22/2008	386,600 (P)	$24.92
8/22/2008	148,600 (P)	$24.94
8/25/2008	142,100 (P)	$24.94
8/26/2008	6,022,700 (D)	$25.00(2)

Page 41 of 50 Pages

SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE
7/16/2008	57,500 (P)	$24.66
7/16/2008	115,000 (P)	$24.66
7/16/2008	90,800 (P)	$24.66
7/16/2008	53,000 (P)	$24.66
7/17/2008	24,400 (P)	$24.66
7/17/2008	49,000 (P)	$24.66
7/17/2008	245,000 (P)	$24.64
7/18/2008	25,200 (P)	$24.66
7/21/2008	141,900 (P)	$24.71
7/21/2008	72,600 (P)	$24.69
7/21/2008	60,600 (P)	$24.69
7/22/2008	34,800 (P)	$24.69
7/24/2008	192,000 (P)	$24.70
7/24/2008	276,000 (P)	$24.70
7/28/2008	16,100 (P)	$24.80
7/28/2008	59,000 (P)	$24.80
7/29/2008	48,100 (P)	$24.82
7/29/2008	47,000 (P)	$24.81
7/29/2008	41,500 (P)	$24.79
7/30/2008	23,700 (P)	$24.81
7/30/2008	10,900 (P)	$24.80
7/31/2008	1,400 (P)	$24.81
8/1/2008	25,300 (P)	$24.83
8/1/2008	4,900 (P)	$24.81
8/11/2008	31,900 (P)	$24.85
8/11/2008	34,700 (P)	$24.80
8/12/2008	12,000 (P)	$24.79
8/20/2008	25,200 (P)	$24.92
8/21/2008	106,300 (P)	$24.92
8/22/2008	273,000 (P)	$24.92
8/22/2008	105,000 (P)	$24.94
8/25/2008	105,000 (P)	$24.94
8/26/2008	6,403,600 (D)	$25.00(2)

___________________________

[2] Disposed pursuant to the Merger Agreement in exchange for a cash payment of $25.00 per Share, without interest.

Page 43 of 50 Pages

SCHEDULE D

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE
7/16/2008	3,700 (P)	$24.66
7/16/2008	7,500 (P)	$24.66
7/16/2008	5,900 (P)	$24.66
7/16/2008	3,500 (P)	$24.66
7/17/2008	1,800 (P)	$24.66
7/17/2008	3,500 (P)	$24.66
7/17/2008	17,500 (P)	$24.64
7/18/2008	1,700 (P)	$24.66
7/21/2008	10,200 (P)	$24.71
7/21/2008	5,300 (P)	$24.69
7/21/2008	4,400 (P)	$24.69
7/22/2008	2,500 (P)	$24.69
7/24/2008	14,000 (P)	$24.70
7/24/2008	20,100 (P)	$24.70
7/28/2008	1,100 (P)	$24.80
7/28/2008	4,000 (P)	$24.80
7/29/2008	3,500 (P)	$24.82
7/29/2008	3,400 (P)	$24.81
7/29/2008	3,000 (P)	$24.79
7/30/2008	1,400 (P)	$24.81
7/30/2008	600 (P)	$24.80
7/31/2008	100 (P)	$24.81
8/1/2008	1,700 (P)	$24.83
8/1/2008	300 (P)	$24.81
8/11/2008	1,900 (P)	$24.85
8/11/2008	1,900 (P)	$24.80
8/12/2008	900 (P)	$24.79
8/20/2008	1,500 (P)	$24.92
8/21/2008	6,300 (P)	$24.92
8/22/2008	16,300 (P)	$24.92
8/22/2008	6,300 (P)	$24.94
8/25/2008	6,400 (P)	$24.94
8/26/2008	362,100 (D)	$25.00(2)

___________________________

[2] Disposed pursuant to the Merger Agreement in exchange for a cash payment of $25.00 per Share, without interest.

Page 43 of 50 Pages

SCHEDULE E

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE
7/16/2008	5,000 (P)	$24.66
7/16/2008	10,000 (P)	$24.66
7/16/2008	7,900 (P)	$24.66
7/16/2008	4,600 (P)	$24.66
7/17/2008	2,000 (P)	$24.66
7/17/2008	4,000 (P)	$24.66
7/17/2008	20,000 (P)	$24.64
7/18/2008	2,000 (P)	$24.66
7/21/2008	11,700 (P)	$24.71
7/21/2008	6,000 (P)	$24.69
7/21/2008	5,000 (P)	$24.69
7/22/2008	2,900 (P)	$24.69
7/24/2008	16,000 (P)	$24.70
7/24/2008	23,000 (P)	$24.70
7/28/2008	1,300 (P)	$24.80
7/28/2008	4,700 (P)	$24.80
7/29/2008	3,500 (P)	$24.82
7/29/2008	3,400 (P)	$24.81
7/29/2008	3,000 (P)	$24.79
7/30/2008	1,900 (P)	$24.81
7/30/2008	900 (P)	$24.80
7/31/2008	100 (P)	$24.81
8/1/2008	2,000 (P)	$24.83
8/1/2008	400 (P)	$24.81
8/11/2008	400 (P)	$24.85
8/11/2008	500 (P)	$24.80
8/12/2008	300 (P)	$24.79
8/20/2008	300 (P)	$24.92
8/21/2008	1,300 (P)	$24.92
8/22/2008	3,300 (P)	$24.92
8/22/2008	1,300 (P)	$24.94
8/25/2008	1,400 (P)	$24.94
8/26/2008	405,800 (D)	$25.00(2)

___________________________

[2] Disposed pursuant to the Merger Agreement in exchange for a cash payment of $25.00 per Share, without interest.

Page 44 of 50 Pages

SCHEDULE F

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE
7/16/2008	58,700 (P)	$24.66
7/16/2008	117,500 (P)	$24.66
7/16/2008	92,800 (P)	$24.66
7/16/2008	54,100 (P)	$24.66
7/17/2008	23,000 (P)	$24.66
7/17/2008	46,000 (P)	$24.66
7/17/2008	230,000 (P)	$24.64
7/18/2008	22,200 (P)	$24.66
7/21/2008	130,200 (P)	$24.71
7/21/2008	66,800 (P)	$24.69
7/21/2008	55,600 (P)	$24.69
7/22/2008	32,600 (P)	$24.69
7/24/2008	180,000 (P)	$24.70
7/24/2008	258,700 (P)	$24.70
7/28/2008	16,300 (P)	$24.80
7/28/2008	59,700 (P)	$24.80
7/29/2008	53,400 (P)	$24.82
7/29/2008	52,100 (P)	$24.81
7/29/2008	46,000 (P)	$24.79
7/30/2008	24,200 (P)	$24.81
7/30/2008	11,100 (P)	$24.80
7/31/2008	1,600 (P)	$24.81
8/1/2008	29,300 (P)	$24.83
8/1/2008	5,700 (P)	$24.81
8/11/2008	38,900 (P)	$24.85
8/11/2008	42,300 (P)	$24.80
8/12/2008	13,800 (P)	$24.79
8/20/2008	34,500 (P)	$24.92
8/21/2008	142,500 (P)	$24.92
8/22/2008	364,000 (P)	$24.92
8/22/2008	140,000 (P)	$24.94
8/25/2008	142,300 (P)	$24.94
8/26/2008	6,380,900 (D)	$25.00(2)

___________________________

[2] Disposed pursuant to the Merger Agreement in exchange for a cash payment of $25.00 per Share, without interest.

Page 45 of 50 Pages

SCHEDULE G

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR DISPOSED (D)	PRICE PER SHARE
7/16/2008	35,000 (P)	$24.66
7/16/2008	70,000 (P)	$24.66
7/16/2008	55,300 (P)	$24.66
7/16/2008	32,300 (P)	$24.66
7/17/2008	13,000 (P)	$24.66
7/17/2008	26,000 (P)	$24.66
7/17/2008	130,000 (P)	$24.64
7/18/2008	13,500 (P)	$24.66
7/21/2008	81,900 (P)	$24.71
7/21/2008	42,000 (P)	$24.69
7/21/2008	35,000 (P)	$24.69
7/22/2008	20,300 (P)	$24.69
7/24/2008	118,000 (P)	$24.70
7/24/2008	169,600 (P)	$24.70
7/28/2008	12,400 (P)	$24.80
7/28/2008	45,600 (P)	$24.80
7/29/2008	41,200 (P)	$24.82
7/29/2008	40,200 (P)	$24.81
7/29/2008	35,500 (P)	$24.79
7/30/2008	18,500 (P)	$24.81
7/30/2008	8,500 (P)	$24.80
7/31/2008	1,300 (P)	$24.81
8/1/2008	24,300 (P)	$24.83
8/1/2008	4,700 (P)	$24.81
8/11/2008	42,000 (P)	$24.85
8/11/2008	45,600 (P)	$24.80
8/12/2008	13,200 (P)	$24.79
8/20/2008	11,700 (P)	$24.92
8/21/2008	52,500 (P)	$24.92
8/22/2008	143,000 (P)	$24.92
8/22/2008	55,000 (P)	$24.94
8/25/2008	60,000 (P)	$24.94
8/26/2008	5,787,500 (D)	$25.00(2)

7/16/2008	21,900 (P)	$24.66
7/16/2008	43,700 (P)	$24.66
7/16/2008	34,500 (P)	$24.66
7/16/2008	20,200 (P)	$24.66
7/17/2008	9,000 (P)	$24.66
7/17/2008	18,000 (P)	$24.66
7/17/2008	90,000 (P)	$24.64

___________________________

[2] Disposed pursuant to the Merger Agreement in exchange for a cash payment of $25.00 per Share, without interest.

Page 46 of 50 Pages

7/18/2008	8,500 (P)	$24.66
7/21/2008	51,200 (P)	$24.71
7/21/2008	26,300 (P)	$24.69
7/21/2008	21,900 (P)	$24.69
7/22/2008	11,900 (P)	$24.69
7/24/2008	60,000 (P)	$24.70
7/24/2008	86,300 (P)	$24.70
7/28/2008	6,600 (P)	$24.80
7/28/2008	24,100 (P)	$24.80
7/29/2008	19,100 (P)	$24.82
7/29/2008	18,700 (P)	$24.81
7/29/2008	16,500 (P)	$24.79
7/30/2008	8,500 (P)	$24.81
7/30/2008	3,900 (P)	$24.80
7/31/2008	500 (P)	$24.81
8/1/2008	10,600 (P)	$24.83
8/1/2008	2,100 (P)	$24.81
8/11/2008	12,700 (P)	$24.85
8/11/2008	13,800 (P)	$24.80
8/12/2008	4,200 (P)	$24.79
8/20/2008	7,800 (P)	$24.92
8/21/2008	30,000 (P)	$24.92
8/22/2008	84,500 (P)	$24.92
8/22/2008	32,500 (P)	$24.94
8/25/2008	31,400 (P)	$24.94
8/26/2008	2,085,800 (D)	$25.00(2)

___________________________

[2] Disposed pursuant to the Merger Agreement in exchange for a cash payment of $25.00 per Share, without interest.

Page 47 of 50 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 48 of 50 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: September 2, 2008

/s/ Monica R. Landry

NOONDAY G.P. (U.S.), L.L.C.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

NOONDAY CAPITAL, L.L.C.,

On its own behalf

and as the General Partner of

NOONDAY ASSET MANAGEMENT, L.P.

By Monica R. Landry, Attorney-in-fact

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as the Managing Member of

NOONDAY CAPITAL PARTNERS, L.L.C.

By Monica R. Landry, Managing Member

Page 49 of 50 Pages

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact for

each of David I. Cohen, William F. Duhamel, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Saurabh K. Mittal, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

Page 50 of 50 Pages

f